File No. 812-13616

Before the

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

In the Matter of the Application

of

THE CAPITAL GROUP COMPANIES, INC.
CAPITAL RESEARCH AND MANAGEMENT COMPANY
THE AMERICAN FUNDS
AMERICAN FUNDS INSURANCE SERIES
AMERICAN FUNDS TARGET DATE RETIREMENT SERIES, INC.
ENDOWMENTS

333 South Hope Street
Los Angeles, California 90071

AMENDMENT NO. 1
to
APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,
FOR AN ORDER OF EXEMPTION FROM

THE PROVISIONS OF SECTION 15(a) THEREOF AND RULE 18f-2 THEREUNDER;
AND
CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Please send all communications regarding this Application to:

Michael J. Downer
Capital Research and Management Company
333 South Hope Street, 33rd Floor
Los Angeles, California 90071
(213) 486-9425

Page 1 of 45 Pages, including Exhibits.
Exhibit Index appears on Page 35.

UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

IN THE MATTER OF:

The Capital Group Companies, Inc.
Capital Research and Management Company
AMCAP Fund, Inc.
American Balanced Fund, Inc.
American Funds Income Series
American Funds Insurance Series
American Funds Money Market Fund
American Funds Target Date Retirement Series, Inc.
American Funds Tax-Exempt Series I
American Funds Tax-Exempt Series II
American High-Income Municipal Bond Fund, Inc.
American High-Income Trust
American Mutual Fund, Inc.
Bond Fund of America, Inc., The
Capital Income Builder, Inc.
Capital World Bond Fund, Inc.
Capital World Growth and Income Fund, Inc.
Endowments
EuroPacific Growth Fund
Fundamental Investors, Inc.
Growth Fund of America, Inc., The
Income Fund of America, Inc., The
Intermediate Bond Fund of America
International Growth and Income Fund, Inc.
Investment Company of America, The
Limited Term Tax-Exempt Bond Fund of America
New Economy Fund, The
New Perspective Fund, Inc.
New World Fund, Inc.
Short-Term Bond Fund of America, Inc.
SMALLCAP World Fund, Inc.
Tax-Exempt Bond Fund of America, Inc., The
Tax-Exempt Money Fund of America, The
Washington Mutual Investors Fund, Inc.

333 South Hope Street
Los Angeles, California 90071

File No. 812-13616

AMENDMENT N0. 1 TO APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM THE PROVISIONS OF SECTION 15(a) THEREOF AND RULE 18f-2 THEREUNDER; AND CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.           Introduction

The Capital Group Companies, Inc. (“CGC”), Capital Research and Management Company (the “Adviser”) and AMCAP Fund, Inc., American Balanced Fund, Inc., American Funds Income Series, American Funds Insurance Series, American Funds Money Market Fund, American Funds Target Date Retirement Series, Inc., American Funds Tax-Exempt Series I, American Funds Tax-Exempt Series II, American High-Income Municipal Bond Fund, Inc., American High-Income Trust, American Mutual Fund, Inc., The Bond Fund of America, Inc., Capital Income Builder, Inc., Capital World Bond Fund, Inc., Capital World Growth and Income Fund, Inc., Endowments, EuroPacific Growth Fund, Fundamental Investors, Inc., The Growth Fund of America, Inc., The Income Fund of America, Inc., Intermediate Bond Fund of America, International Growth and Income Fund, Inc., The Investment Company of America, Limited Term Tax-Exempt Bond Fund of America, The New Economy Fund, New Perspective Fund, Inc., New World Fund, Inc., Short-Term Bond Fund of America, Inc., SMALLCAP World Fund, Inc., The Tax-Exempt Bond Fund of America, Inc., The Tax-Exempt Money Fund of America1 and Washington Mutual Investors Fund, Inc. (collectively, the “Investment Companies” and together with CGC and the Adviser, the “Applicants”) hereby apply pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order (“Order”) of the United States Securities and Exchange Commission (“SEC” or “Commission”) granting exemptions:2

1 On August 7, 2009, The Tax-Exempt Money Fund of America will convert from a money market fund to a short-term tax-exempt bond fund, reorganize into a Delaware statutory trust and change its name to American Funds Short-Term Tax-Exempt Bond Fund.

2 Applicants request that any relief granted pursuant to this Application also apply to any current or future series of the Investment Companies and any future registered open-end investment company and its series that: (a) are advised by the Adviser; (b) use the management structure described in this Application; and (c) comply with the terms and conditions of this Application (any such company or series is hereby included in the defined term “Funds”).  All Funds that currently intend to rely on the requested Order are named as Applicants.   Applicants also request that the requested Order apply to the Funds’ successors in interest.  A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

(i)           from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Adviser, subject to the approval of the applicable board of directors or trustees (the “Board”), including a majority of the directors or trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the applicable Investment Company (“Independent Trustees”), to do the following without obtaining shareholder approval: (A) select certain affiliated investment sub-advisers (each, a “Sub-Adviser”) to manage all or a portion of the assets of the Investment Company or its series, as applicable (each, a “Fund” and collectively, the “Funds”), pursuant to an investment sub-advisory agreement (each, a “Sub-Advisory Agreement”) and (B) materially amend a Sub-Advisory Agreement.

Applicants request that the exemptive relief apply to Sub-Advisory Agreements with (X) a Sub-Adviser that is a wholly-owned subsidiary, as that term is defined in Section 2(a)(43) of the 1940 Act, of the Adviser or a direct or indirect wholly-owned subsidiary of CGC (a “Wholly Owned Sub-Adviser”) or (Y) a Sub-Adviser that is a majority-owned subsidiary, as that term is defined in Section 2(a)(24) of the 1940 Act, of the Adviser or direct or indirect majority-owned subsidiary of CGC (a “Majority Owned Sub-Adviser”).  Wholly Owned Sub-Advisers and Majority Owned Sub-Advisers are referred to collectively as “Affiliated Sub-Advisers.”3  With respect to each of these categories, Applicants seek relief to permit the Adviser to engage in the following transactions subject to approval of the applicable Board, but without obtaining shareholder approval: (1) terminate a Wholly Owned Sub-Adviser and enter into a Sub-Advisory Agreement with another Wholly Owned Sub-Adviser; (2) terminate a Wholly Owned Sub-Adviser and enter into a Sub-Advisory Agreement with a Majority Owned Sub-Adviser; or (3) terminate a Majority Owned Sub-Adviser and enter into a Sub-Advisory Agreement with another Majority Owned Sub-Adviser in which CGC has a direct or indirect ownership interest that is equal to or less than CGC’s direct or indirect ownership interest in the terminated Sub-Adviser (all such changes are referred to herein as “Eligible Sub-Adviser Changes”).  Applicants do not request relief for any other Sub-Adviser changes (not already permitted by Commission rule or other Commission or staff action), including, without limitation, those that involve the termination of a Majority Owned Sub-Adviser and the hiring of a Wholly Owned Sub-Adviser or a Majority Owned Sub-Adviser in which CGC has a greater ownership interest in than CGC’s direct or indirect ownership interest in the terminated Sub-Adviser (all such changes are referred to herein as “Ineligible Sub-Adviser Changes”).  Applicants will continue to request shareholder approval for Ineligible Sub-Adviser Changes in accordance with the requirements of Section 15(a) and Rule 18f-2.

3 Applicants are requesting that the Order apply to all existing and future Affiliated Sub-Advisers.

(ii)           from certain disclosure obligations under the following rules and forms: (A) Item 14(a)(3) of Form N-1A4, (B) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, (C) Item 48 of Form N-SAR, and (D) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

II.           Background

A.	The Investment Companies

AMCAP Fund, Inc., American Balanced Fund, Inc., American Funds Income Series, American Funds Insurance Series, American Funds Money Market Fund, American Funds Target Date Retirement Series, Inc., American Funds Tax-Exempt Series I, American Funds Tax-Exempt Series II, American High-Income Municipal Bond Fund, Inc., American High-Income Trust, American Mutual Fund, Inc., The Bond Fund of America, Inc., Capital Income Builder, Inc., Capital World Bond Fund, Inc., Capital World Growth and Income Fund, Inc., Endowments, EuroPacific Growth Fund, Fundamental Investors, Inc., The Growth Fund of America, Inc., The Income Fund of America, Inc., Intermediate Bond Fund of America, International Growth and Income Fund, Inc., The Investment Company of America, Limited Term Tax-Exempt Bond Fund of America, The New Economy Fund, New Perspective Fund, Inc., New World Fund, Inc., Short-Term Bond Fund of America, Inc., SMALLCAP World Fund, Inc., The Tax-Exempt Bond Fund of America, Inc., The Tax-Exempt Money Fund of America and Washington Mutual Investors Fund, Inc. are each registered under the 1940 Act as an open-end investment company, consisting of one or more series, and each is organized as either a Maryland corporation, Massachusetts business trust, Delaware corporation or Delaware statutory trust.

4 Effective March 31, 2009, Form N-1A was amended by the Commission and Item 14(a)(3) has been renumbered Item 19(a)(3).  References in this Application to Item 14(a)(3) should be read to refer to Item 19(a)(3) for each Fund when that Fund begins using the revised Form N-1A.

B.	CGC

The Capital Group Companies, Inc. is a privately owned Delaware corporation.  CGC is the parent company of a group of investment management companies, including the Adviser, and related service companies.

C.	The Adviser
Capital Research and Management Company is registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”), and serves as the sole investment adviser to each Fund.  The Adviser is a wholly-owned subsidiary of CGC.  The Adviser currently manages equity assets through two investment divisions, Capital Research Global Investors and Capital World Investors, and manages fixed-income assets through its Fixed Income division.  Upon receipt of this exemptive relief and required shareholder approval, it is contemplated that Capital Research Global Investors and Capital World Investors may be incorporated into wholly-owned subsidiaries of the Adviser and be engaged as Affiliated Sub-Advisers.

D.	Affiliated Sub-Advisers
As further described below in Section III, the specific investment decisions for the Funds will be made by one or more Affiliated Sub-Advisers, which will have discretionary authority to invest all or a portion of the assets of the Fund, subject to the general supervision of the Adviser and the applicable Board.  Each Affiliated Sub-Adviser will be an investment adviser registered under the Advisers Act.

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III.           The Proposed Transactions

A.	Affiliated Manager-of-Managers Structure

The Adviser will continue to serve as the sole investment adviser to each Fund pursuant to an investment advisory agreement between the Adviser and the Investment Company, on behalf of the Fund (each, an “Advisory Agreement”). The terms of the Advisory Agreement will comply with Section 15(a) of the 1940 Act. The Advisory Agreement, and material amendments thereto, will be approved by the shareholders of the Fund and by the applicable Board, including a majority of the Independent Directors, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.5 Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the requirements that an advisory agreement (in contrast to a sub-advisory agreement) be approved by the board and the shareholders of a registered open-end investment company.
The Adviser will be responsible for providing a program of continuous investment management to the Fund in accordance with the investment objective, policies and limitations of the Fund as stated in its prospectus and statement of additional information.

5 When this Application refers to approval by shareholders, or any other action by shareholders pursuant to Section 15(a) of the 1940 Act, such approval or action will require the favorable vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act, of the Investment Company or the Fund, as applicable.

The Applicants intend to implement a multi-manager structure in which all Sub-Advisers are Affiliated Sub-Advisers, all of which will be at least a majority owned, directly or indirectly, by CGC.  The Adviser may engage one or more Affiliated Sub-Advisers to provide day-to-day investment management services for the Fund. The Adviser will select Affiliated Sub-Advisers based on its evaluation of the capabilities of the Affiliated Sub-Adviser in managing assets pursuant to particular investment styles and will recommend their hiring to the applicable Board. Affiliated Sub-Advisers recommended by the Adviser must be approved by the Board, including a majority of the Independent Trustees. The Adviser will then periodically evaluate the continued advisability of retaining those Affiliated Sub-Advisers and will make recommendations to the Board as needed.  Each Affiliated Sub-Adviser will be an investment adviser to the Fund within the meaning of the 1940 Act and their provision of advisory services will be subject to, without limitation, Sections 15(c) and 36(b) of the 1940 Act.

In return for providing overall management services, including Affiliated Sub-Adviser selection and monitoring services, the Adviser will have a contractual right to receive from the Fund a periodic fee, computed as a percentage of the Fund’s average daily net assets (and in some cases a percentage of income) in accordance with the relevant requirements of the 1940 Act (“Advisory Fee”).

The specific investment decisions for the Fund will be made by the Affiliated Sub-Adviser(s), each of which will have discretionary authority to invest all or a portion of the assets of the Fund, subject to the general supervision by the Adviser and the Board. Each Affiliated Sub-Adviser will keep the records required by the 1940 Act and the Advisers Act to be maintained on behalf of the Fund, and will assist the Adviser in maintaining the Fund’s compliance with the relevant requirements of the 1940 Act. For its services to the Fund, the Adviser will compensate the Affiliated Sub-Adviser(s) out of the fees paid to the Adviser under its Advisory Agreement with the Fund (“Sub-Advisory Fee”). Neither the Investment Company nor the Fund will be responsible for paying Sub-Advisory Fees to any Affiliated Sub-Adviser. Each Affiliated Sub-Adviser will bear its own expenses of providing Sub-Advisory services to the Fund.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Affiliated Sub-Adviser will furnish such information as may reasonably be necessary for the Board to evaluate the terms of the Advisory Agreement and Sub-Advisory Agreement(s). The information provided to the Board will be maintained as part of the records of the Fund in accordance with applicable record keeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

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As further explained below, the Order would enable the Adviser and the Board to obtain for the Fund services of one or more Affiliated Sub-Advisers selected by the Adviser and approved by the Board to manage all or a portion of the assets of the Fund, and to make material amendments to Sub-Advisory Agreements, without the delay and expense of convening special meetings of shareholders. The Adviser will evaluate, allocate assets to, and oversee the Affiliated Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. Applicants believe that without such exemptions, the Adviser may be precluded from promptly and timely employing Affiliated Sub-Advisers or materially amending Sub-Advisory Agreements, or may subject the Fund to additional expenses of proxy solicitation when employing Affiliated Sub-Advisers or materially amending Sub-Advisory Agreements.  Applicants believe that with the exemptions the Adviser will continue to be able to efficiently match the appropriate investment management personnel and resources within its organization to manage each fund.

IV.           Requested Relief and Applicable Law

A.	Shareholder Voting
1.	Applicable Law and Request for Relief
Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract which…has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.” These provisions, taken together, would require the shareholders of a Fund to approve any new Sub-Advisory Agreement or material amendment to a Sub-Advisory Agreement.

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Applicants acknowledge that there is a question of whether they may rely on the safe harbor afforded by rule 2a-6 under the 1940 Act for making Affiliated Sub-Adviser changes without shareholder approval.  Each Affiliated Sub-Adviser will generally run its own day-to-day affairs and have its own investment personnel.  Accordingly, it may be asserted that changes in Affiliated Sub-Advisers for the Funds (or material changes to a Sub-Advisory Agreement with an Affiliated Sub-Adviser) could be regarded as changes in “management” and, thus, an “assignment” within the meaning of Sections 2(a)(4) and 15(a)(4) of the 1940 Act, so as to preclude reliance on Rule 2a-6.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested exemptions are (i) appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons provided in this Section and subject to the conditions set forth below in Section V, Applicants request that the Commission grant an Order providing an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Adviser and the Investment Companies, without obtaining shareholder approval, to: (i) engage Affiliated Sub-Adviser(s) to manage all or a portion of the assets of the Fund, (ii) make Eligible Sub-Adviser Changes; (iii) enter into Sub-Advisory Agreement(s) with Affiliated Sub-Adviser(s), and (iv) materially amend Sub-Advisory Agreement(s). Under the requested relief, the approval of the applicable Board, including a majority of the Independent Trustees, would still be required.  The Applicants will have the initial Affiliated Sub-Adviser of each Fund approved by shareholders in connection with seeking shareholder approval of the operation of the Fund in the manner described in this Application.  Newly formed Funds will have their initial Affiliated Sub-Adviser approved by the sole initial shareholder before offering the Fund’s shares to the public.

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If the Order is granted, each Sub-Advisory Agreement will comply with the following requirements of Section 15(a) of the 1940 Act: (i) it will precisely describe all compensation to be paid by the Adviser thereunder; (ii) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (iii) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the Fund on sixty days’ written notice to the Affiliated Sub-Adviser; and (iv) it will provide for its automatic termination in the event of its assignment as “assignment” is used in Section 15(a) of the 1940 Act.

For Eligible Sub-Adviser Changes, Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions for making such changes discussed herein, so as to raise possible concerns under the 1940 Act.  As discussed below, the Adviser would lack any economic incentive to favor an Affiliated Sub-Adviser that may be the subject of an Eligible Sub-Adviser Change.  Applicants are not requesting relief for Ineligible Sub-Adviser Changes and will continue to seek shareholder approval of the Sub-Advisory Agreements in such cases, consistent with the requirements of the 1940 Act and the rules thereunder.

The Applicants represent, as set forth in condition 12 below, that the name of a Fund may not identify any Sub-Adviser.  However, a Fund’s name may identify the Adviser if the fund family name of the Adviser is the same as the fund family name of a Sub-Adviser (e.g. the Funds would not be precluded from using “Capital” or “Capital Research” in their names).

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2.	Legal Analysis in Support of Relief Requested
a.	Necessary or Appropriate in the Public Interest
The Fund’s investment advisory arrangements will be different from those of a more traditional investment company. Under a traditional structure, the investment adviser is a single external entity that employs one or more individuals as fund managers. Those fund managers make the day-to-day investment decisions for the investment company. The investment adviser is free to retain or dismiss fund managers without board or shareholder approval. In contrast, the Adviser typically will not make the day-to-day investment decisions for the Fund. Having established an investment program for the Fund, the Adviser will select, supervise and evaluate one or more Affiliated Sub-Advisers which, in turn, will make the day-to-day investment decisions for the Fund. Applicants believe that this service will provide benefits to the Fund’s shareholders because the Adviser will be able to select one or more Affiliated Sub-Advisers that the Adviser determines are well suited to manage all or a portion of the Funds’ assets.  The Adviser will therefore be able to quickly and effectively deploy the most appropriate investment management personnel and resources within its organization to manage the Funds.

From the perspective of an investor in the Fund, the roles of the Adviser and Affiliated Sub-Adviser(s) with respect to the Fund will be substantially equivalent to the roles of an investment adviser and its portfolio-manager employees under the more traditional structure. Both the Affiliated Sub-Adviser(s) in the proposed structure and portfolio managers in the more traditional structure are concerned principally with the selection of portfolio investments in accordance with the respective investment company’s investment objective and policies. Neither has significant supervisory, management or administrative responsibilities with respect to the investment company. In addition, Applicants believe that shareholders of the Fund will look to the Adviser when they have questions or concerns about the Fund’s management or investment results, and that shareholders will expect the Adviser to select the Affiliated Sub-Adviser(s) for the Fund as deemed appropriate by the Adviser and the Board, just as shareholders of a more traditionally managed investment company expect its investment adviser to hire the portfolio manager(s) that provide day-to-day investment management services to the investment company. Applicants also believe that it would be appropriate for shareholders of the Fund to expect the Adviser to compensate Affiliated Sub-Advisers (so long as the advisory fee paid by the Fund does not increase), consistent with how shareholders of an investment company operating under the more traditional structure expect the investment adviser to compensate its portfolio managers out of its own assets. Those shareholders do not expect that they will be asked to approve portfolio managers’ compensation packages.  Further, as mentioned above, the Adviser currently manages equity assets of the Funds through two independent divisions.  Neither shareholder nor Board approval is required to re-allocate assets between the two divisions.  Applicants believe that, similarly, shareholders would not expect to approve the re-allocation of assets of the Funds between Affiliated Sub-Advisers.

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Without the requested relief, when an Eligible Sub-Adviser Change is made, the Fund’s shareholders would be required to approve the Sub-Advisory Agreement with the new Affiliated Sub-Adviser. Also, shareholder approval would be required prior to a material amendment to a Sub-Advisory Agreement. In each of these situations, the need for shareholder approval would require the Investment Company to engage in a cumbersome and costly process of calling and holding a shareholder meeting, creating and distributing proxy materials and soliciting votes from shareholders on behalf of the Fund.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (that is, the selection, supervision and evaluation of Affiliated Sub-Advisers), without incurring unnecessary delay or expense, is appropriate in the interests of the Fund’s shareholders.  Under this proposed structure, investors in the Funds will look to the Adviser to select the most appropriate investment management personnel and resources within the organization to manage the Funds.

Due to the potential costs and delays associated with conducting shareholder meetings, and because the role of the Adviser with respect to the Affiliated Sub-Adviser(s) would be functionally equivalent to the role of an investment advisory firm with respect to the portfolio managers serving as its employees, Applicants believe that it is appropriate for the Commission to grant relief from the 1940 Act’s shareholder approval requirements with respect to the Sub-Advisory Agreements. Obtaining shareholder approval, under the circumstances and conditions described in this Application, is not mandated by the purposes of the 1940 Act and places costs and burdens on the Fund and its shareholders that do not correspondingly advance their interests.

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b.           Consistent with the Protection of Investors

Primary responsibility for management of the Fund, including the selection and supervision of Affiliated Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. The Adviser believes that investors will choose to invest in the Fund, in part, based on an expectation that the Adviser will evaluate, select and supervise the Affiliated Sub-Adviser(s).

In addition, because the fee payable by the Adviser to the Affiliated Sub-Adviser will bear on the reasonableness of the Advisory Fees payable by the Fund to the Adviser, the Adviser will analyze the fees paid to Affiliated Sub-Adviser(s) in evaluating the reasonableness of the overall arrangements with the Fund. In conducting this analysis, the Adviser will consider certain information, including but not limited to, the following:

(i)	A description of the proposed method of computing the fees and possible alternative fee arrangements;
(ii)
Comparisons of the proposed fees to be paid by the Fund with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(iii)	Data with respect to the projected expense ratios of the Fund and comparisons with other mutual funds of comparable size.

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Each Board will comply with the requirements of Section 15(c) of the 1940 Act regarding Board actions before entering into, renewing or materially amending the Advisory Agreement or any of the Sub-Advisory Agreements. The Board will request, and the Adviser and Affiliated Sub-Advisers will provide, both as required by Section 15(c) of the 1940 Act, such information as is reasonably necessary to evaluate the Advisory Agreement and Sub-Advisory Agreements in connection with the annual renewal of these agreements.  In reaching a determination whether to renew the Advisory Agreement or Sub-Advisory Agreements, the Board will take into account information furnished to them throughout the year, as well as information prepared specifically in connection with their review of the agreements.  The Boards will be advised by independent counsel in this process.  In addition, the Advisory Agreement for each Fund will remain subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including those requirements relating to shareholder approval. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Affiliated Sub-Advisers in the Adviser in light of the management structure of the Funds, the continuing oversight role of the Boards, and shareholders’ expectation that the Adviser will select Affiliated Sub-Advisers for each Fund.
Shareholders of each Fund also will be provided with adequate information about any Affiliated Sub-Adviser(s) so that they can make an informed investment decision. The Fund’s prospectus and statement of additional information will include information about each Affiliated Sub-Adviser that is responsive to Form N-1A. If a new Affiliated Sub-Adviser is retained, or a Sub-Advisory Agreement is materially amended, the Investment Company will supplement the Fund’s prospectus or statement of additional information, or file a post-effective amendment to its registration statement to the extent necessary to reflect changes in Affiliated Sub-Advisers. Furthermore, the Fund will furnish to existing shareholders, within 90 days of the date that an Affiliated Sub-Adviser is appointed, all the information that would have been provided in a proxy statement. The information provided will satisfy the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934, as amended (“1934 Act”), as well as the requirements of Item 22 of Schedule 14A under the 1934 Act, except as modified to disclose the Aggregate Fee Disclosure (as discussed below), and except that the Fund will send the Notice of Internet Availability of Proxy Materials described under Rule 14a-16 under the 1934 Act (“Notice”) to shareholders within 90 days after the hiring of the Affiliated Sub-Adviser and will comply with Rule 14a-16(b) by maintaining the required materials on a Web site for 90 days after sending the Notice.

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Applicants do not believe that the use of Affiliated Sub-Advisers in the manner described in this Application should raise any concern under the 1940 Act that might prevent the Commission from making its findings under section 6(c).  No impermissible conflict of interest or opportunity for self-dealing would arise when an Eligible Sub-Adviser Change is made.

The Adviser does not have any economic incentive to replace one Affiliated Sub-Adviser with another Affiliated Sub-Adviser in which CGC has an ownership interest that is equal to or less than the terminated Affiliated Sub-Adviser.  Similarly, the Adviser does not derive any meaningful economic benefit if it makes material changes to a Sub-Advisory Agreement.  To the extent any conflicts may arise when Eligible Sub-Adviser Changes are made, they would be discovered by, and adequately addressed through, the Board.  As noted, as a condition of issuing the requested order, if granted, the Commission would require the Board, including a majority of the Independent Trustees, to make a separate finding, reflected in the applicable Board minutes, that an Eligible Sub-Adviser Change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

As previously noted, Applicants are not requesting relief for Ineligible Sub-Adviser Changes.  Applicants will continue to request shareholder approval of the Sub-Advisory Agreements in such cases.

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Applicants believe that the Adviser should not be disadvantaged for its choice of organizational structure if no unique conflicts are presented.  The use of manager-of-manager arrangements involving unaffiliated sub-advisers, for which the Commission has granted numerous exemptive orders, is premised on the control the adviser retains over the  process of providing investment advisory services to a fund, and through the establishment of conditions, the removal of any real incentive for the adviser to favor particular sub-advisers or to act in a manner that would be detrimental to shareholders.  Applicants assert that the same degree of control and lack of incentive (or elimination of conflict of interest) is present when it makes Eligible Sub-Adviser Changes.  In fact, Applicants believe that the Adviser would retain more control over its Sub-Advisers than is the case in the typical manager-of manager order because of the fact that the Sub-Adviser would be its, or CGC’s, wholly-owned subsidiary or majority owned-subsidiary.  In addition, Applicants contend that there would be more of an identification in the minds of investors between the Adviser and its Sub-Advisers than is the case between an adviser and its sub-advisers in the circumstances of the typical manager-of-manager order because of the affiliation between the Adviser and Sub-Adviser.

Because each Advisory Agreement will remain subject to Section 15(a), the Board will adhere to the requirements of Section 15(c) in entering into, renewing or materially amending the Advisory Agreement or any Sub-Advisory Agreement, shareholders will be given the disclosure described above, and there is no impermissible conflict of interest or opportunity for self-dealing when an Eligible Sub-Adviser Change is made, Applicants believe that granting the requested relief is consistent with the protection of investors.

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c.	Consistent with the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act

Applicants recognize that a principal purpose of Section 15(a) is to prevent “trafficking” in advisory agreements and that this policy is served by generally requiring shareholder approval for changes to an investment company’s investment adviser. This policy is embedded in Section 1(b)(6) of the 1940 Act, which provides that “the national public interest and the interest of investors are adversely affected . . . when the control or management of investment companies is transferred without the consent of security holders.” The proposed structure implicates no such concerns and the requested relief is fully consistent with these public policy objectives of Sections 15(a) and 1(b)(6).

If the requested relief is granted, each Advisory Agreement would continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. In addition, the role of the Adviser with respect to Affiliated Sub-Advisers is analogous to the role of an investment adviser and its own portfolio manager employees in a more traditional structure. The Fund’s prospectus would disclose that the Adviser has the ultimate responsibility to oversee Affiliated Sub-Advisers and recommend to the Board their hiring, termination and replacement. Under a more traditional structure, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. The same principle applies to the proposed arrangement with respect to actions taken by the Adviser to change its arrangements with Affiliated Sub-Advisers. Eliminating the requirement of shareholder approval in the circumstances described in this Application with respect to a change of Affiliated Sub-Adviser by the Adviser is consistent with the purposes fairly intended by the 1940 Act. On this point, Applicants observe that the Adviser would remain responsible for the oversight of the Funds. Moreover, in light of the disclosure in each Fund’s prospectus and statement of additional information, vesting in the Adviser and the Board the discretion to make changes to Affiliated Sub-Advisers would be consistent with shareholder expectations. In the circumstances described in this Application, a proxy statement would provide no more meaningful information to investors than the proposed use of the information statement required by condition 5 in Section V below. The Investment Company would also supplement or amend its registration statement as appropriate if a new Affiliated Sub-Adviser is appointed or a material amendment is made to a Sub-Advisory Agreement. If a shareholder is dissatisfied with the Adviser’s selection of an Affiliated Sub-Adviser or a material change in the Sub-Advisory Agreement, the shareholder would be able to redeem the shares of the Fund.

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The last paragraph of Section 1 of the 1940 Act states that the “policy and purposes of [the 1940 Act] . . . are to mitigate and, so far as is feasible, to eliminate the conditions enumerated in this section which adversely affect the national public interest and the interest of investors.” In view of the special circumstances described in the Application, as well as the conditions and other protections for investors provided for herein, this Applicants do not believe that the requested relief will give rise to any of the undesirable circumstances referred to in Section 1 of the 1940 Act. Specifically, because each Fund’s Advisory Agreement would be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act and therefore there will be no opportunity for trafficking in the Advisory Agreement, and because changes to Affiliated Sub-Advisers without shareholder approval would be made in accordance with procedures previously disclosed to shareholders and thus consistent with their expectations, Applicants believe that granting the requested relief is consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

B.	Disclosure of Affiliated Sub-Advisers’ Fees
1.	Applicable Law and Request for Relief
a.	Registration Statements
Form N-1A is the registration statement used by open-end investment companies.  Item 14(a)(3) of Form N-1A requires an investment company to disclose in its statement of additional information the method of calculating the advisory fee payable by the investment company, including the “total dollar amounts that the [investment company] paid to the adviser…under the investment advisory contract for the last three fiscal years.” Applicants believe that this item might be interpreted to require the Funds to disclose the fees the Adviser pays to each of its Affiliated Sub-Advisers. An exemption is requested, therefore, to permit the Investment Companies to disclose for each Fund (as both a dollar amount and as a percentage of the applicable Fund’s net assets) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers (the “Aggregate Fee Disclosure”).

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b.	Proxy Statements
Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1 under the 1940 Act, specifies information that must be included in an investment company’s proxy statement.  Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the [investment company] to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year of the [investment company].” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i). Applicants believe that these provisions might be interpreted to require the Funds to disclose the fees the Adviser pays to each Affiliated Sub-Adviser in proxy statements for shareholder meetings at which fees would be established or increased, or other action would be taken on an advisory contract. An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure, as provided herein.

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c.	Semi-Annual Reports
Item 48 of Form N-SAR requires an investment company that pays an asset-based advisory fee to disclose in its semi-annual reports submitted on Form N-SAR the rate schedule for fees paid to investment managers. Applicants believe that this item might require the Funds to disclose the fees that are paid to its Affiliated Sub-Advisers. An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure.

d.	Financial Statements
Rules 6-07(2)(a), (b) and (c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees. For Example, Rule 6-07(2)(a) requires a registered investment company to “[s]tate separately the total amount of investment advisory, management and service fees, and expenses in connection with research, selection, supervision, and custody of investments.” These requirements might be deemed to require the Funds’ financial statements to include information concerning fees paid to Affiliated Sub-Advisers. An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2.	Legal Analysis in Support of Requested Relief
As discussed above, the Adviser will operate each Fund using Sub-Advisory services in a manner that is different from that of investment companies within a more traditional structure. By investing in such an affiliated manager-of-managers fund, shareholders effectively hire the Adviser to manage the Fund’s assets by using its selection and monitoring process to select and allocate the Fund’s assets among Affiliated Sub-Advisers, rather than by hiring its own employees to manage assets directly. Under the overall supervision of each Board, the Adviser takes responsibility for overseeing the Affiliated Sub-Advisers and recommending their hiring, termination and replacement. In return for its services, the Adviser has a contractual right to receive an Advisory Fee. The Adviser will compensate each Affiliated Sub-Adviser out of the fees paid to the Adviser pursuant to its Advisory Agreement with the applicable Fund. Neither the Investment Company nor the Fund will be responsible for paying Sub-Advisory Fees to any Affiliated Sub-Advisers. Disclosure of the fees that the Adviser pays to each Affiliated Sub-Adviser would not serve any meaningful purpose because investors pay the Adviser to retain and compensate the Affiliated Sub-Advisers. Indeed, the fees negotiated between the Adviser and the Affiliated Sub-Advisers under the proposed affiliated manager-of-managers structure would be the equivalent of the compensation packages that an investment manager negotiates with its employees who are portfolio managers in a more traditional structure.6

6 The requested relief would be consistent with the Commission’s disclosure requirements applicable to investment company portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under those requirements, an investment company is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” The Fund’s statement of additional information will describe the structure and method used to determine the compensation received by an Affiliated Sub-Adviser.

For these reasons, Applicants believe that granting the requested relief is appropriate in the public interest and consistent with the protection of investors and the policies fairly intended by the policy and provisions of the 1940 Act.

C.	Precedent
1.	Shareholder Voting
The relief requested in this Application from the shareholder voting requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act with respect to Wholly Owned Sub-Advisers is substantially similar to relief granted by the Commission in PIMCO Funds: Multi-Manager Series and PIMCO Advisers L.P., 1940 Act Release No. 24558 (July 17, 2000) (Notice) and 1940 Act Release No. 24597 (Aug. 14, 2000) (Order)(“PIMCO”).  Applicants acknowledge that this Application seeks broader relief than was granted in the PIMCO order.  The PIMCO order allowed for the multi-manager structure only with respect to wholly-owned subsidiaries of the adviser.  Applicants request relief with respect to wholly-owned and majority –owned subsidiaries of the Adviser’s direct parent company.  Applicants propose that other changes advanced in this application that are Eligible Sub-Adviser Changes are analogous to the changes for which the Commission granted exemptive relief in PIMCO since that order was granted mainly on the premise that there was no impermissible conflict of interest or opportunity for self-dealing that could arise pursuant to such changes.  Structuring the requested relief to ensure that changes in Affiliated Sub-Advisers could only be to an Affiliated Sub-Adviser in which CGC has a direct or indirect ownership interest that is equal to or less than CGC’s direct or indirect ownership interest in the terminated Sub-Adviser, eliminates any economic incentive to replace one Affiliated Sub-Adviser with another.  Additionally, as the direct parent of the Adviser, CGC’s economic interests are aligned with the Adviser.  As such, there would be no economic incentive for CGC to influence the change of one Affiliated Sub-Adviser for another.

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2.	Disclosure of Affiliated Sub-Advisers’ Fees
The relief requested in this Application from the disclosure requirements of the rules and forms discussed above in Section IV.B.1 is substantially similar to the relief granted by the Commission to Trust for Professional Matters, et al., 1940 Act Release No. 28382 (Sept. 19, 2008) (Notice) and 1940 Act Release No. 28439 (Oct. 15, 2008) (Order); Fidelity Management & Research Company, et al., 1940 Act Release No. 27544 (Nov. 2, 2006)(Notice) and 1940 Act Release No. 27585 (Nov. 28, 2006)(Order); Atlas Assets, Inc. and Atlas Advisers, Inc, 1940 Act Release No. 26599 (Sept. 16, 2004)(Notice) and 1940 Act Release No. 26689 (Oct. 13, 2004)(Order); JNL Series Trust et al., 1940 Act Release No. 25956 (March 12, 2003)(Notice) and 1940 Act Release No. 25997 (April 8, 2003)(Order); Oppenheimer Select Managers and Oppenheimer Funds, Inc., 1940 Act Release No. 25928 (Feb. 6, 2003)(Notice) and 1940 Act Release No. 25952 (March 4, 2003)(Order);  AB Funds Trust and SBC Financial Services, Inc., 1940 Act Release No. 25805 (Nov. 19, 2002)(Notice) and 1940 Act Release No. 25848 (Dec. 17, 2002)(Order); and PIMCO.  The Applicants acknowledge that the aforementioned orders were granted with respect to unaffiliated sub-advisers, and for PIMCO with respect to wholly-owned sub-advisers.  However, Applicants believe that the relief granted with respect to the disclosure of sub-adviser fees is even more appropriate for the structure proposed in this Application where the sub-adviser is a wholly-owned or majority-owned subsidiary.  Disclosure of the fees paid to each Affiliated Sub-Adviser seems to the Applicants to be less relevant to an investor than the fees an adviser would pay to an unaffiliated sub-adviser.

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D.	SEC Rulemaking
Applicants agree that the requested Order will expire on the effective date of any Commission rule adopted under the 1940 Act that provides substantially similar relief to that in the requested Order.7

V.	Conditions to Relief
Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.
Before a Fund may rely on the Order, the operation of the Fund in the manner described in this Application, including the hiring of Affiliated Sub-Advisers, will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 4 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2.
The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets.  Subject to review and approval of the Board, the Adviser will: (a) set the Fund’s overall investment strategies; (b) evaluate, select and recommend Affiliated Sub-Advisers to manage all or a part of the Fund’s assets; and (c) implement procedures reasonably designed to ensure that the Affiliated Sub-Advisers comply with the Fund’s investment objective, policies and restrictions.  Subject to review by the Board, the Adviser will: (a) when appropriate, allocate and reallocate the Fund’s assets among multiple Affiliated Sub-Advisers; and (b) monitor and evaluate the performance of Affiliated Sub-Advisers.

3.
The Adviser will supervise each Affiliated Sub-Adviser in the performance of its duties for the Fund with a view to preventing violations of the federal securities laws.  Each advisory agreement between the Fund and the Adviser will provide that the Adviser will so supervise each Affiliated Sub-Adviser.  Each advisory agreement with an Affiliated Sub-Adviser, including agreements between the Affiliated Sub-Adviser and the Fund to which the Adviser may not be a party, will provide that it is terminable by the Adviser on not more than 60 days’ notice, without penalty at any time (in addition to remaining terminable by the Board and by a majority of the outstanding voting securities of the Fund, as set out in Section 15(a)(3) of the 1940 Act).

7 In 2003, the Commission proposed Rule 15a-5 under the 1940 Act, which, as proposed, would have provided relief substantially similar to that in PIMCO.  Exemption From Shareholder Approval for Certain Subadvisory Contracts, Investment Company Rel. No. IC-26230 (Oct. 23, 2003)[68 FR 208 (Oct. 29, 2003)].  While this proposal has been withdrawn, Applicants’ requested Order would expire on the effective date of any similar final rule that may be proposed and adopted in the future.

4.
The prospectus for the Fund will (a) disclose prominently that the Adviser has ultimate responsibility (subject to oversight by the Board) to recommend the hiring and replacement of Affiliated Sub-Advisers, and that Affiliated Sub-Advisers may be hired and replaced without shareholder approval, (b) disclose and discuss the existence, substance, and effect of any order granted pursuant to this Application and (c) disclose that the Adviser has the discretion to terminate any Affiliated Sub-Adviser and to allocate and reallocate the Fund’s assets for management among Affiliated Sub-Advisers and itself.  Each Fund will hold itself out to the public as employing the management structure described in this Application.

5.
Within 90 days of the Fund’s engagement of a new Affiliated Sub-Adviser, the Fund will provide its shareholders with all information about the new Affiliated Sub-Adviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure.  This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the engagement of the new Affiliated Sub-Adviser. The Fund will provide shareholders within 90 days of the hiring of a new Affiliated Sub-Adviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the Order to permit Aggregate Fee Disclosure, and except that the Fund will send the Notice of Internet Availability of Proxy Materials described under Rule 14a-16 under the 1934 Act (“Notice”) to shareholders within 90 days after the hiring of the new Affiliated Sub-Adviser and will comply with Rule 14a-16(b) by maintaining the required materials on a Web site for 90 days after sending the Notice.

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5.
Within 90 days of the Fund’s engagement of a new Affiliated Sub-Adviser, the Fund will provide its shareholders with all information about the new Affiliated Sub-Adviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure.  This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the engagement of the new Affiliated Sub-Adviser. The Fund will provide shareholders within 90 days of the hiring of a new Affiliated Sub-Adviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the Order to permit Aggregate Fee Disclosure, and except that the Fund will send the Notice of Internet Availability of Proxy Materials described under Rule 14a-16 under the 1934 Act (“Notice”) to shareholders within 90 days after the hiring of the new Affiliated Sub-Adviser and will comply with Rule 14a-16(b) by maintaining the required materials on a Web site for 90 days after sending the Notice.

6.
At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

7.
Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

8.
When an Eligible Sub-Adviser Change is proposed for a Fund, the applicable Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

9.
When an Eligible Sub-Adviser Change is proposed for a Fund, if any trustee of the Fund has a financial interest in the Eligible Sub-Adviser Change, the Eligible Sub-Adviser Change will be approved by a majority of the Board who do not have a financial interest in the Eligible Sub-Adviser Change.  In the case of ownership of securities, a trustee has a financial interest if he or she has an ownership interest of 1% or more of the outstanding securities of any class of equity or debt of the Affiliated Sub-Adviser or an entity that controls, is controlled by, or is under common control with, the Affiliated Sub-Adviser.

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10.	Each Fund will disclose the Aggregate Fee Disclosure in its registration statement.
11.
If any new Sub-Advisory Agreement or amendment to a Sub-Advisory Agreement would result in an increase in the rate of overall management and advisory fees payable by a Fund, that agreement or amendment will be approved by a vote of the outstanding voting securities of that Fund.

12.	The name of a Fund will not identify any Affiliated Sub-Adviser.
13.	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the requested Order, the requested Order will expire on the effective date of that rule.

VI.	Procedural Matters
All requirements of the Articles of Incorporation, Certificate of Incorporation or Declaration of Trust, as the case may be, and the By-Laws of each Applicant have been complied with in connection with the execution and filing of the Application, and the undersigned officer of each Applicant is fully authorized to execute this Application.  The Board of Directors or Trustees or authorized committee thereof, as the case may be, of each Applicant has adopted a resolution that authorizes the filing of the Application.  A copy of the authorizations required by Rule 0-2(c) under the 1940 Act for American Funds Money Market Fund is attached hereto as Exhibit A, and the authorizations for all other Applicants were previously filed as Exhibits A-1 through A-9 to the original Application, filed with the Commission on December 19, 2008, and such resolutions remain in full effect as of the date hereof and have not been rescinded, amended or modified.

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The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 through B-9.

Applicants request that any questions regarding this Application be directed to:
Michael J. Downer
Capital Research and Management Company
333 South Hope Street, 33rd Floor
Los Angeles, CA 90071

VII.	Conclusion
For the reasons and subject to the conditions set forth above, Applicants submit that the issuance by the Commission of the Order pursuant to Section 6(c) of the 1940 Act is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

28

VIII.	Signatures
This Amendment No. 1 to the Application has been duly executed by the undersigned officer of each Applicant as of the date set forth below.

The Capital Group Companies, Inc. /s/ James P. Ryan Name: James P. Ryan Title: Senior Vice President and Secretary	Dated: August 5, 2009
Capital Research and Management Company /s/ Michael J. Downer Name: Michael J. Downer Title: Senior Vice President and Secretary	Dated: August 5, 2009
AMCAP Fund, Inc. /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: August 5, 2009
American Balanced Fund, Inc. /s/ Patrick F. Quan Name: Patrick F. Quan Title: Secretary	Dated: August 5, 2009
American Funds Income Series /s/ Kimberly S. Verdick Name: Kimberly S. Verdick Title: Secretary 29	Dated: August 5, 2009
American Funds Insurance Series /s/ Steven I. Koszalka Name: Steven I. Koszalka Title: Secretary	Dated: August 5, 2009
American Funds Money Market Fund /s/ Kimberly S. Verdick Name: Kimberly S. Verdick Title: Secretary	Dated: August 5, 2009
American Funds Target Date Retirement Series, Inc. /s/ Steven I. Koszalka Name: Steven I. Koszalka Title: Secretary	Dated: August 5, 2009
American Funds Tax-Exempt Series I /s/ Stephanie L. Pfromer Name: Stephanie L. Pfromer Title: Secretary	Dated: August 5, 2009
American Funds Tax-Exempt Series II /s/ Kimberly S. Verdick Name: Kimberly S. Verdick Title: Secretary	Dated: August 5, 2009
American High-Income Municipal Bond Fund, Inc. /s/ Kimberly S. Verdick Name: Kimberly S. Verdick Title: Secretary 30	Dated: August 5, 2009
American High-Income Trust /s/ Kimberly S. Verdick Name: Kimberly S. Verdick Title: Secretary	Dated: August 5, 2009
American Mutual Fund, Inc. /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: August 5, 2009
The Bond Fund of America, Inc. /s/ Kimberly S. Verdick Name: Kimberly S. Verdick Title: Secretary	Dated: August 5, 2009
Capital Income Builder, Inc. /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: August 5, 2009
Capital World Bond Fund, Inc. /s/ Kimberly S. Verdick Name: Kimberly S. Verdick Title: Secretary	Dated: August 5, 2009
Capital World Growth and Income Fund, Inc. /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary 31	Dated: August 5, 2009
Endowments /s/ Patrick F. Quan Name: Patrick F. Quan Title: Secretary	Dated: August 5, 2009
EuroPacific Growth Fund /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: August 5, 2009
Fundamental Investors, Inc. /s/ Patrick F. Quan Name: Patrick F. Quan Title: Secretary	Dated: August 5, 2009
The Growth Fund of America, Inc. /s/ Patrick F. Quan Name: Patrick F. Quan Title: Secretary	Dated: August 5, 2009
The Income Fund of America, Inc. /s/ Patrick F. Quan Name: Patrick F. Quan Title: Secretary	Dated: August 5, 2009
Intermediate Bond Fund of America /s/ Kimberly S. Verdick Name: Kimberly S. Verdick Title: Secretary 32	Dated: August 5, 2009
International Growth and Income Fund, Inc. /s/ Patrick F. Quan Name: Patrick F. Quan Title: Secretary	Dated: August 5, 2009
The Investment Company of America /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: August 5, 2009
Limited Term Tax-Exempt Bond Fund of America /s/ Kimberly S. Verdick Name: Kimberly S. Verdick Title: Secretary	Dated: August 5, 2009
The New Economy Fund /s/ Chad L. Norton Name: Chad L. Norton Title: Secretary	Dated: August 5, 2009
New Perspective Fund, Inc. /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: August 5, 2009
New World Fund, Inc. /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary 33	Dated: August 5, 2009
Short-Term Bond Fund of America, Inc. /s/ Kimberly S. Verdick Name: Kimberly S. Verdick Title: Secretary	Dated: August 5, 2009
SMALLCAP World Fund, Inc. /s/ Chad L. Norton Name: Chad L. Norton Title: Secretary	Dated: August 5, 2009
The Tax-Exempt Bond Fund of America, Inc. /s/ Kimberly S. Verdick Name: Kimberly S. Verdick Title: Secretary	Dated: August 5, 2009
The Tax-Exempt Money Fund of America /s/ Kimberly S. Verdick Name: Kimberly S. Verdick Title: Secretary	Dated: August 5, 2009
Washington Mutual Investors Fund, Inc. /s/ Jennifer L. Butler Name: Jennifer L. Butler Title: Secretary	Dated: August 5, 2009

34

EXHIBIT INDEX

Exhibits A	Authorization of Applicant required by Rule 0-2(c).
Exhibits B-1 through B-9	Verifications of Applicants required by Rule 0-2(d).

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EXHIBIT A
CERTIFICATE OF SECRETARY
I, Kimberly S. Verdick, do hereby certify that I am the duly elected and qualified Secretary of American Funds Money Market Fund (the “Company”) that has executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain related disclosure requirements under various rules and forms, and that the following is a true and correct copy of the resolution that was duly adopted by the Board of Trustees of the Company, and that each said resolution is in full force and effect as of the date hereof and has not been rescinded, amended or modified:

WHEREAS, the Fund and its investment adviser have proposed to file an amendment to a previously filed application for exemptive relief from the provisions of Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 thereunder and various related disclosure requirements (the “Exemptive Application”) with the Securities and Exchange Commission;

WHEREAS, the Fund was not a registered investment company at the date of the original application, and therefore not a party to the original application; and

WHEREAS, this board has determined that it is in the best interest of the Fund and its shareholders to apply for such exemptive relief;

RESOLVED, that the officers of the Fund are hereby authorized to file the Exemptive Application with the Securities and Exchange Commission on behalf of the Fund;

FURTHER RESOLVED, that the officers of the Fund are hereby authorized to file any amendments to the Exemptive Application on behalf of the Fund, or take any such other action that such officers deem necessary to obtain relief applied for under the Exemptive Application.

IN WITNESS WHEREOF, I have set my hand this 5th of August, 2009

/s/ Kimberly S. Verdick
Kimberly S. Verdick
Secretary

36

EXHIBIT B-1
VERIFICATION
The Capital Group Companies, Inc.

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of The Capital Group Companies, Inc. (the “Company”), a Delaware corporation, that he is a Senior Vice President and Secretary of the Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ James P. Ryan
James P. Ryan

37

EXHIBIT B-2
VERIFICATION
Capital Research and Management Company

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of Capital Research and Management Company (the “Company”), a Delaware corporation, that he is a Senior Vice President and Secretary of the Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael J. Downer
Michael J. Downer

38

EXHIBIT B-3
VERIFICATION

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of each of AMCAP Fund, Inc., a Maryland corporation, American Mutual Fund, Inc., a Maryland corporation, Capital Income Builder, Inc., a Maryland corporation, Capital World Growth and Income Fund, Inc., a Maryland corporation, EuroPacific Growth Fund, a Massachusetts business trust, The Investment Company of America, a Delaware corporation, New Perspective Fund, Inc., a Maryland corporation, and New World Fund, Inc., a Maryland corporation, (each, a “Company”), that he is the Secretary of each Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Vincent P. Corti
Vincent P. Corti

39

EXHIBIT B-4
VERIFICATION

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of each of American Balanced Fund, Inc., a Maryland corporation, Endowments, a Delaware statutory trust, Fundamental Investors, Inc., a Maryland corporation, The Growth Fund of America, Inc., a Maryland corporation, The Income Fund of America, Inc., a Maryland corporation, and International Growth and Income Fund, Inc., a Maryland corporation,  (each, a “Company”), that he is the Secretary of each Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Patrick F. Quan
Patrick F. Quan

40

EXHIBIT B-5
VERIFICATION
The undersigned being duly sworn deposes and says that she has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of each of American Funds Income Series, a Massachusetts business trust, American Funds Money Market Fund, a Delaware statutory trust, American Funds Tax-Exempt Series II, a Massachusetts business trust, American High-Income Municipal Bond Fund, Inc., a Maryland corporation, American High-Income Trust, a Massachusetts business trust, The Bond Fund of America, Inc., a Maryland corporation, Capital World Bond Fund, Inc., a Maryland corporation, Intermediate Bond Fund of America, a Massachusetts business trust, Limited Term Tax-Exempt Bond Fund of America, a Massachusetts business trust, Short-Term Bond Fund of America, Inc., a Maryland corporation, The Tax-Exempt Bond Fund of America, Inc., a Maryland corporation, and The Tax-Exempt Money Fund of America, a Massachusetts business trust (each, a “Company”), that she is the Secretary of each Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Kimberly S. Verdick
Kimberly S. Verdick

41

EXHIBIT B-6
VERIFICATION

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of each of American Funds Insurance Series, a Massachusetts business trust, and American Funds Target Date Retirement Series, Inc., a Maryland corporation,  (each, a “Company”), that he is the Secretary of each Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Steven I. Koszalka
Steven I. Koszalka

42

EXHIBIT B-7
VERIFICATION

The undersigned being duly sworn deposes and says that she has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of American Funds Tax-Exempt Series I, a Massachusetts business trust (the “Company”), that she is the Secretary of the Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Stephanie L. Pfromer
Stephanie L. Pfromer

43

EXHIBIT B-8
VERIFICATION

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of each of The New Economy Fund, a Massachusetts business trust, and SMALLCAP World Fund, Inc., a Maryland corporation,  (each, a “Company”), that he is the Secretary of each Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Chad L. Norton
Chad L. Norton

44

EXHIBIT B-9
VERIFICATION

The undersigned being duly sworn deposes and says that she has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of Washington Mutual Investors Fund, Inc., a Maryland corporation (the “Company”), that she is the Secretary of the Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Jennifer L. Butler
Jennifer L. Butler

45